ULTRAPETROL (Bahamas) Ltd.

Second Quarter 2012

Earnings Call Presentation

August 15, 2012

Forward Looking Statements & EBITDA

Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2011
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
2Q 2012 & Subsequent Events Highlights

($000's)	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change	2Q 12	2Q 11	% Change
Revenues	$144,035	$128,294	12%	$79,497	$69,972	14%
Adjusted EBITDA (1)	$16,811	$24,572	-32%	$9,550	$12,654	-25%
Net (loss) as reported	($19,217)	($14,644)	31%	($5,390)	($6,961)	-23%
EPS as reported (In $ per share)	($0.65)	($0.50)	30%	($0.18)	($0.24)	-25%
Adjustments to Net Loss as reported						
Income tax on Exchange Variance (loss) benefit (2)	(1,827)	2,082		(2,561)	952	
Adjusted net (loss)	($21,044)	($12,562)	68%	($7,951)	($6,009)	32%
Adjusted EPS (In $ per share)	($0.71)	($0.43)	65%	($0.27)	($0.20)	35%

- On April 25, 2012, we entered into a barge building contract where we agreed to build a total of 24 jumbo barges (these barges when built will be leased by the Company for 10 years)
- On May 3, 2012, through a cashless transaction, we completed the acquisition of 50% of one grain loading terminal in Paraguay, Puerto del Sur S.A. We now own 100% of such terminal
- On May 18, 2012, we entered into a contract to build for a third party 14 liquid and dry barges for a total of $20.3 million
- On July 24, 2012, we entered into a similar contract to build for the same buyers another 14 liquid and dry barges for a total of $20.3 million. In both these sales the barges will be exported to Colombia and the buyers have advanced 50% of the purchase

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol

2Q 2012 Adjusted EBITDA vs. 2Q 2011

Adjusted EBITDA per segment	2Q 12	2Q 11	Difference	% Change
River Business	5,367	5,854	(487)	-8%
Offshore Supply Business	6,871	4,682	2,189	47%
Ocean Business	648	1,614	(966)	-60%
Total Segment Adjusted EBITDA	**$12,886**	**$12,150**	**$736**	**6%**
Items not included in Segment Adjusted EBITDA				
Financial income	38	83	(45)	-54%
Other financial (loss) income	(3,374)	421	(3,795)	
Adjusted Consolidated EBITDA	**$9,550**	**$12,654**	**($3,104)**	**-25%**

- Our River Business EBITDA for 2Q 2012 changed only 8% when compared to the same period of 2011 despite the severe drought that impacted the region in 2012. In 2Q 2012 we transported lower total volumes with a significant higher proportion of iron ore which reduces our margins on account of much longer distances and associated additional fuel consumption. In 2Q 2012 we also experienced higher running costs mainly as a result of the local inflation. Increases in some of our freight rates partially offset these effects
- Our Offshore Supply Business Adjusted EBITDA increased 47% to $6.9 million from $4.7 million in 2Q 2011 mostly as a result of the full quarter operation of our *UP Jasper* which entered into operation on September 29, 2011, and to additional operating days of our *UP Topazio, UP Safira and Agua-Marinha* which had drydock days during 2Q 2011
- Our Ocean Business Adjusted EBITDA decreased $1.0 million to $0.6 million in 2Q 2012 mostly as a result of the offhire days of our *Amadeo* during 2Q 2012 which included the continuation of its scheduled drydock that commenced in the 1Q 2012 and to increases in crew and maintenance costs on our ocean fleet related to the local inflation coupled with a stagnant rate of exchange; partially offset by tariff increases in our Container Feeder trade during 2Q 2012
- Variance of $3.8 million in Other Financial (loss) is mainly associated to rate of exchange variations at the end of the period which have an effect over our accounting in local currencies

Ultrapetrol
Historical Consolidated EBITDA and 2012 Guidance

Historical Adjusted Consolidated EBITDA



In $ Millions
$57.1
$61.3
$54.0
$60.0
$66.0
2009
2010
2011
2012 (E) Low end
2012 (E) High end

- In spite of the severe drought experienced during the flowering season of the soybean crop if the water levels in the river remain navigable with normal seasonality, the Company estimates net tons transported in the River Business for FY 2012 to be slightly below 2011 volume, ie: approximately 4.0 million tons

The Company expects its full-year 2012 adjusted EBITDA to be between $60.0 and $66.0 million (*)

EBITDA per segment	1Q 12	2Q 12	1H 2012
River Business	(518,000)	5,367,000	4,849,000
Offshore Supply Business	6,436,000	6,871,000	13,307,000
Ocean Business	50,000	648,000	698,000
Total Segment EBITDA	**5,968,000**	**12,886,000**	**18,854,000**

Important events in the 2H 2012 that will contribute to this expected result:

RIVER
- Yard delivery of new barges to third parties 1H 2012: 5
- Yard delivery of new barges to third parties 2H 2012: 35
- 35 new deliveries expected to add about $14.0 million adjusted EBITDA in 2H 2012
- River volumes for 2H 2012 are expected to double the volumes transported in 2Q 2012

OFFSHORE
- One new ship (*UP Jade*) producing $33,000 per day from August 10, 2012
- Increased time charter rates for three existing vessels in 4Q 2012 (*UP Agua-Marinha*, *UP Topazio*, *UP Diamante*)

OCEAN
- No scheduled drydocks for *Amadeo* (Lost 72 days during 1H 2012)
- One more unit in operation (Barge *Parana Petrol*)
- High season for container vessels

(*) Including the EBITDA resulting from the firm sale of 24 barges which will be built for a third party and that will be leased to the Company

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
2Q 2012 vs. same period of 2011

FINANCIAL HIGHLIGHTS RIVER ($000's)	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change	2Q 12	2Q 11	% Change
Net Tons Transported	1,774,045	2,192,227	-19%	1,110,500	1,190,017	-7%
Revenues	$71,128	$69,811	2%	$41,744	$38,536	8%
Voyage and Manufacturing Expenses	(39,852)	(32,117)	24%	($20,951)	($18,839)	11%
Gross Margin	31,276	37,694	-17%	20,793	19,697	6%
Running Costs	(24,108)	(19,806)	22%	(12,658)	(11,498)	10%
Administrative and commercial expenses	(5,500)	(6,062)	-9%	(2,796)	(2,999)	-7%
Other operating income	3,951	1,591		389	1,158	
Investment in Affiliates	(663)	(405)	64%	(344)	(305)	13%
Other net	(107)	(371)	-71%	(17)	(199)	-91%
Segment Adjusted EBITDA	4,849	12,641	-62%	5,367	5,854	-8%

- Net tons transported decreased 7% quarter on quarter mainly as a result of the severe drought that affected soybean production in Paraguay, partially offset by additional iron ore volumes contracted early this year ➔ Despite this reduction, fuel adjusted revenues in our River Business increased 10% driven mainly by increases in our average freight per ton
- Increase in Voyage and Manufacturing Expenses is mainly due to higher fuel cost per ton and more fuel consumed consistent with longer round trips of our iron ore trade as compared to soybean
- Running costs increased $1.2 million or 10% reflecting the larger number of pushboats required to carry iron ore (2,000 km. extra navigation) and local inflation not reflected in the rate of exchange which translated into higher costs
- During 1H 2011, the number of barges sold and delivered to third parties was 6 dry barges whereas for the same period of 2012 we had only 5 ➔ In 2H 2012 we plan to deliver 35 barges to third parties

River Business
Paraguayan soybean prospects & price evolution

Paraguayan Seeded Area & Production [(1)]


10-year CAGR: 6%
Seeded Area
Production
Million Hectares & Tons
0
1
2
3
4
5
6
7
8
9
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
7.4
2.9
8.4
2.6
4.0
2.9
7.8
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 (P)

Monthly Soybean Prices – Jul 09 – Jul 12

(In $ per metric ton)[(2)]


Currently at approx. $630 per ton
609.45
408.96
370.71
349.06
370.98
459.96
498.8
501.86
441.81
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12



- USDA figures for Paraguayan soybean production shows a 52% drop between 2012 and 2011, consistent with the effects of the drought which affected the crop during the flowering season
- The impact on volumes to be transported during 2012 has been however reduced by contracting additional volumes of iron ore – lower margins are expected on the back of longer round trips, higher fuel costs and lower freights for this commodity
- The Hidrovia region is expected to increase its loadings of agricultural products through the river by approximately 1.0 million tons a year on the basis of expansions in the seeded area and normal yields per hectare particularly in 2013 with a significant incentive provided by very high soybean prices

(1) Source: USDA Foreign Agricultural Service – Updated August 7, 2012
(2) Source: Index Mundi and World Bank

River Business
Corumbá Region Iron Ore prospects & price evolution



Hidrovia Regional Iron Ore Production (1)
10-year CAGR: 15%
Production (In Million Tons)
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
6.7
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 (P)



Monthly Iron Ore Prices – Jun 09 – Jun 12
(In $ per dry metric ton)(2)
72
84
105
140
144
148
187
173
135
140
135
Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12

- Iron ore production in the Corumbá region has been steadily growing hand in hand to the chinese local investment in infrastructure
- We have contracted significant additional iron ore to partially compensate the decline in soybean production and transportation requirements
- If the river levels maintain the High Paraguay section navigable within normal seasonality for 3Q and 4Q 2012 we expect total volume carried for the year to be close to 10% below what we experienced last year – However, the different cargo mix (more focus on iron ore) brings a more intensive use of pushboats (translating into higher fuel expenses and longer round trips)
- Two new heavy fuel pushboats have entered operation → 6 heavy fuel powered pushboats will be in operation in 2H 2012 vs. only 2 in 2H 2011



Recently delivered re-engined pushboat Alto Paraná

(1) Industry Sources
(2) Source: Index Mundi and International Monetary Fund

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
2Q 2012 vs. 2Q 2011

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change	2Q 12	2Q 11	% Change
Revenues	35,170	27,668	27%	18,142	14,994	21%
Voyage Expenses	(2,046)	(1,691)	21%	(833)	(807)	3%
Running Costs	(17,389)	(15,036)	16%	(8,841)	(7,459)	19%
Administrative and commercial expenses	(3,514)	(3,944)	-11%	(1,678)	(1,970)	-15%
Other operating income	1,536	1,349	14%	360	-	
Net (loss) attributable to non-controlling interest in subsidiaries	(445)	(56)	695%	(276)	(74)	273%
Other net	(5)	3		(3)	3	
Segment Adjusted EBITDA	$13,307	$8,288	61%	$6,871	$4,682	47%

- Our revenues increased 21% in 2Q 2012 relative to the same period of 2011 mainly due to the full quarter operation of our *UP Jasper* which entered into service on September 29, 2011, to an increase in revenues of our *UP Topazio*, *UP Agua-Marinha* and *UP Safira* which had drydocks during the second quarter of 2011
- Voyage Expenses remained unchanged for 2Q 2012 as compared to the same period of 2011
- Running Costs for 2Q 2012 increased 19% as compared to the same period of 2011 mostly on account of the full quarter operation of our *UP Jasper*, to an increase related to the crew and maintenance costs of our *UP Rubi*
- Our Offshore segment adjusted EBITDA in 2Q 2012 of $6.9 million is 47% higher than same period of last year
- New *UP Jade* delivered from yard in India in 2Q 2012 has entered its 4-year charter with Petrobras at $33,000 per day on August 10, 2012

Offshore Supply Business

Petrobras' Oil production evolution & CAPEX Program



Petrobras' total oil production in Brazil (1)
BPD (In Thousands)
1,950
1,900
1,850
1,800
1,750
1,700
1,650
1,836
1,749
1,788
1,849
1,873
1,903
1,889
1,784
1,775
1,745
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12



Petrobras' Historical CAPEX (1)
In billions
E&P
Total
E&P 2012-2016
Total 2012-2016
2011-2015 Plan:
$224.7 billion
$127.57 billion
236.5
141.8
4.9
8.5
6.3
11.6
7.5
16.5
11.1
24.1
14.2
29.0
15.9
35.4
18.6
43.4
18.6
43.2
2004
2005
2006
2007
2008
2009
2010
2011
'12 - '16

- 2012-2016 Business Plan [1] suggests a $236.5 billion investment
- Number of drilling rigs above 2,000 meters operating today is approximately 30 which compares to the 15 rigs announced by Petrobras in the 2011-2015 CAPEX program
- Demand brought forth by Petrobras coupled with limited orderbook should have a positive impact on rates

Critical Resources[2]	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 [1]	65 [2]
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83



FLOATING RIGS UNDER CONTRACT (3)
(2,000 m – 3,000 m)
3
5
13
19
+15
2008
2009
2010
2011
2012

(1) Source: Petrobras' website
(2) Source: Barclays 2011 CEO Energy – Power Conference – September, 2011
(3) Source: Petrobras at a glance, April 2012

Offshore Supply Business

Fleet List & Upcoming charter renewals

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Approx. Expiry
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	Sep-12
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	Oct-12
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	Oct-12
UP Safira	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Jasper	5,250	1,020 m^2	2011	North Sea	Chartered	Mar-13
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	Feb-15
UP Jade	4,200	840 m^2	2012	Brazil	Chartered	Aug-16
Subtotal	**39,900**	**7,080 m^2**				

➔Three charter renewals are due in 2012 (all Brazilian flag vessels) - expected to be re-negotiated at higher daily rates

- **UP Jade commenced service under 4-year time charter on August 10, 2012**
- **The three vessels whose charter are due for renewal in September and October 2012 currently have an average rate of $28,000 per day**
- **At current rates for Brazilian flag vessels these three ships have the potential to generate a combined increase in earnings per year of approximately $8.0 million**
- **Three additional vessels under construction in India which are progressing favourably**

Fleet under Construction

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Amber	4,200	840 m^2	Launched	4Q 2012
UP Pearl	4,200	840 m^2	Launched	4Q 2012
UP Onyx	4,200	840 m^2	Pre-launched	1Q 2013
Subtotal	**12,600**	**2,520 m^2**		

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
2Q 2012 vs. 2Q 2011

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change	2Q 12	2Q 11	% Change
Revenues	$37,737	$30,815	22%	$19,611	$16,442	19%
Voyage Expenses	(14,607)	(9,476)	54%	(6,637)	(5,185)	28%
Running Costs	(16,988)	(14,681)	16%	(8,964)	(8,023)	12%
Administrative and commercial expenses	(6,423)	(3,864)	66%	(3,176)	(1,606)	98%
Other operating income (expenses)	1,261	(28)		235	(28)	
Investment in Affiliates	(3)	(6)	-50%	(9)	3	
Other net	(279)	33		(412)	11	
Segment Adjusted EBITDA	**$698**	**$2,793**	**-75%**	**$648**	**$1,614**	**-60%**

- Increase in revenues of 19% when comparing 2Q 2012 against 2Q 2011 resulted mainly from the operation of our *M.V. Argentino* and *M.V. Asturiano* with tariff increases, revenues from ship-management services from Ravenscroft to third parties and to higher charter rates of our Product Tanker fleet and to the operation of our inland tank barge *Paraná Petrol*; partially offset by the 14 offhire days of our *Amadeo* which underwent its scheduled drydock (5-year interval special survey) during the first and second quarter of 2012
- Increase in Voyage Expenses is mainly driven by our *M.V. Asturiano* and *M.V. Argentino* which increased both our bunker costs and our port expenses (typically the container trade will generate higher revenues but also higher expenses since freight includes bunker, port and load/discharging expense compared to net daily time charter hire earned by a bulk carrier or a tanker) and to an increase related to the operation of our inland tank barge Paraná Petrol
- Running Costs increased mostly due to increases in general expenses of our Ocean Business fleet affected by a local inflation and a stagnant rate of exchange
- Administrative and commercial expenses show an increase over 1H 2011 due to allocation of overhead during this period. However this difference should be neutralized in the third and fourth quarters of 2012

Ocean Business

Feeder Container Trade Evolution



Total Revenues – 2Q 2011 vs. 2Q 2012
In $ Millions
12.0
10.0
8.0
6.0
4.0
2.0
-
77% increase
5.5
9.7
2Q 2011
2Q 2012

Feeder Container Vessels – *MV Asturiano* & *MV Argentino*

- Performance of our feeder container service has been strong during the second quarter of 2012 mainly as a result of volume and tariff increases
- Our customers are mostly large long-distance carriers for who we act as a feeder to carry the cargo to final destinations
- Southbound container transportation is currently at almost 100% occupancy rates → Northbound leg still has available transport capacity but has improved significantly as the operation progressed



Quarterly Revenues per Leg
In ($ Millions)
Southbound
Northbound
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
0.2 0.4
1.4 0.9
2.2 0.7
2.0 3.1
3.5 2.0
6.6 2.0
7.0 2.3
4.6 2.5
6.4 3.3
2Q 2010
3Q 2010
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011
1Q 2012
2Q 2012

(1) TEUs assigned to the month when the commencement of operation took place

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change	2Q 12	2Q 11
Revenues					
Attributable to River Business	$71,128	$69,811	2%	$41,744	$38,536
Attributable to Offshore Supply Business	35,170	27,668	27%	18,142	14,994
Attributable to Ocean Business	37,737	30,815	22%	19,611	16,442
Total revenues	**144,035**	**128,294**	**12%**	**79,497**	**69,972**
Voyage expenses					
Attributable to River Business	(39,852)	(32,117)	24%	(20,951)	(18,839)
Attributable to Offshore Supply Business	(2,046)	(1,691)	21%	(833)	(807)
Attributable to Ocean Business	(14,607)	(9,476)	54%	(6,637)	(5,185)
Total voyage expenses	**(56,505)**	**(43,284)**	**31%**	**(28,421)**	**(24,831)**
Running costs					
Attributable to River Business	(24,108)	(19,806)	22%	(12,658)	(11,498)
Attributable to Offshore Supply Business	(17,389)	(15,036)	16%	(8,841)	(7,459)
Attributable to Ocean Business	(16,988)	(14,681)	16%	(8,964)	(8,023)
Total running costs	**(58,485)**	**(49,523)**	**18%**	**(30,463)**	**(26,980)**
Amortization of Dry Dock & Intangible Assets	(2,077)	(2,101)	-1%	(1,029)	(1,009)
Depreciation of Vessels and Equipment	(18,974)	(16,476)	15%	(9,530)	(8,368)
Administrative and commercial expenses	(15,437)	(13,870)	11%	(7,650)	(6,575)
Other operating income	6,748	2,912	132%	984	1,130
Operating profit (loss)	**($695)**	**$5,952**		**$3,388**	**$3,339**
Attributable to River Business	(5,157)	3,868		369	1,547
Attributable to Offshore Supply Business	8,524	3,963	115%	4,486	2,517
Attributable to Ocean Business	(4,062)	(1,879)	116%	(1,467)	(725)
Segment Adjusted EBITDA					
Attributable to River Business	4,849	12,641	-62%	5,367	5,854
Attributable to Offshore Supply Business	13,307	8,288	61%	6,871	4,682
Attributable to Ocean Business	698	2,793	-75%	648	1,614
Financial Income	80	245	-67%	38	83
Other financial expense	(2,123)	605		(3,374)	421
Adjusted EBITDA	**$16,811**	**$24,572**	**-32%**	**$9,550**	**$12,654**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Six months ended June 30, 2012	Six months ended June 30, 2011	2Q 12	2Q 11
Revenues	$144,035	$128,294	$79,497	$69,972
Voyage Expenses	(56,505)	(43,284)	(28,421)	(24,831)
Running Costs	(58,485)	(49,523)	(30,463)	(26,980)
Depreciation and amortization	(21,051)	(18,577)	(10,559)	(9,377)
Administrative and commercial expenses	(15,437)	(13,870)	(7,650)	(6,575)
Other operating income	6,748	2,912	984	1,130
Operating income (loss)	**(695)**	**5,952**	**3,388**	**3,339**
Financial expense and other Financial expenses	(20,240)	(16,763)	(12,154)	(8,205)
Financial Income	80	245	38	83
Net Gains (Losses) on Derivatives, net	-	(5)	-	(5)
Investment in Affiliates	(666)	(411)	(353)	(302)
Other, net	(391)	(335)	(432)	(185)
Income Taxes	3,140	(3,271)	4,399	(1,612)
Net (loss) attributable to non-controlling interest in subsidiaries	(445)	(56)	(276)	(74)
Net (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($19,217)**	**($14,644)**	**($5,390)**	**($6,961)**
EPS (In USD)	($0.65)	($0.50)	($0.18)	($0.24)
Adjusted EBITDA	**$16,811**	**$24,572**	**$9,550**	**$12,654**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(1,827)	2,082	(2,561)	952
Adjusted net (loss)	**($21,044)**	**($12,562)**	**($7,951)**	**($6,009)**
Adjusted EPS (In $)	**($0.71)**	**($0.43)**	**($0.27)**	**($0.20)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At June 30, 2012 (Unaudited)	At December 31, 2011	% Change
ASSETS			
Cash & Cash Equivalents	$18,127	$34,096	-47%
Accounts Receivables	41,830	30,993	35%
Other Current Assets	49,343	41,044	20%
Vessels and Equipment, Net	667,141	671,445	-1%
Non-current Other Receivables	21,386	15,370	39%
Non-current Restricted Cash	1,483	1,483	0%
Other Non-current Assets	33,098	35,856	-8%
TOTAL ASSETS	**$832,408**	**$830,287**	**0%**
LIABILITIES			
Accounts Payable	34,980	32,824	7%
Accrued Interest	4,571	4,769	-4%
Current Portion of Long-term Financial Debt	40,991	21,504	91%
Other Current Liabilities	27,856	14,791	88%
Long-term Financial Debt	478,382	491,489	-3%
Deferred Income Tax Liability	11,928	12,951	-8%
Non-current Other Payables	1,927	1,788	8%
UPB Shareholder's Equity	225,459	244,297	-8%
Non-controlling interest in subsidiries	6,314	5,874	7%
TOTAL LIABILITIES	**$832,408**	**$830,287**	**0%**

Ultrapetrol
Debt Repayment Schedule

- Natixis portion of our Indian PSV financing is shown as current due 2012 while a new long-term financing is being organized
- Balanced yearly principal repayments in the medium term
- Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)
- All of our long term loans are conservatively structured with loan to value ratios that match current values

Yearly Capital Repayments as of June 30, 2012, Excluding Repayment of $180.0 million Note in 2014 & $80.0 million Note in 2017



Principal Repayments (In $ millions)
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
29.3
17.2
30.1
24.0
23.5
45.0
29.2
34.5
25.6
9.8
8.4
6-m 2012
2013
2014
2015
2016
2017
2018
2019
2020
2021 +
Natixis Repayment

Thank You

Q & A

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)	Six months ended Jun-12	Six months ended Jun-11
Total cash flows provided by operating activities	(3,297)	(5,535)
Total cash flows (used in) investing activities	(21,952)	(56,820)
Total cash flows (used in) from financing activities	9,280	1,864
Total cash flows from operating activities	$ (3,297)	$ (5,535)
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	903	9,727
Expenditure for dry docking	3,909	1,559
Income Taxes	(3,140)	3,271
Financial Expenses	18,117	17,368
Loss on disposal of assets	3,557	-
Net loss attributable to non-controlling interest	(445)	(56)
Other adjustments	(2,793)	(1,763)
Consolidated EBITDA as defined in the Notes due 2014	$ 16,811	$ 24,571
Adjusted Consolidated EBITDA	**$ 16,811**	**$ 24,571**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
2Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2012 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$369	$4,486	($1,467)	$3,388
Depreciation and amortization	5,359	2,664	2,536	10,559
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(344)	(276)	(9)	(629)
Other net	(17)	(3)	(412)	(432)
Segment Adjusted EBITDA	**$5,367**	**$6,871**	**$648**	**$12,886**
Items not included in Segment Adjusted EBITDA				
Financial income				38
Other financial expenses				(3,374)
Adjusted Consolidated EBITDA				**$9,550**

Appendix (cont'd)
2Q 2011 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$1,546	$2,516	($725)	$3,338
Depreciation and amortization	4,811	2,241	2,325	9,377
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(305)	(74)	3	(376)
Net gains (loss) on derivatives	-	(5)	-	(5)
Other net	(199)	3.00	11	(185)
Segment Adjusted EBITDA	**$5,853**	**$4,681**	**$1,614**	**$12,149**
Items not included in Segment Adjusted EBITDA				
Financial income				83
Other financial expenses				421
Adjusted Consolidated EBITDA from continuing operations				$12,653
Adjusted Consolidated EBITDA				**$12,653**

Appendix (cont'd)
1H 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Six months ended June 30, 2012 Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($5,157)	$8,524	($4,062)	($695)
Depreciation and amortization	10,776	5,233	5,042	21,051
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(663)	(445)	(3)	(1,111)
Other net	(107)	(5)	(279)	(391)
Segment Adjusted EBITDA	**$4,849**	**$13,307**	**$698**	**$18,854**
Items not included in Segment Adjusted EBITDA				
Financial income				80
Other financial income				(2,123)
Adjusted Consolidated EBITDA				**$16,811**

Appendix (cont'd)
1H 2011 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Six months ended June 30, 2011			
Segment operating (loss) profit	$3,868	$3,963	($1,879)	$5,952
Depreciation and amortization	9,549	4,383	4,645	18,577
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(405)	(56)	(6)	(467)
Net gains (loss) on derivatives	-	(5)	-	(5)
Other net	(371)	3	33	(335)
Segment Adjusted EBITDA	**$12,641**	**$8,288**	**$2,793**	**$23,722**
Items not included in Segment Adjusted EBITDA				
Financial income				245
Other financial expenses				605
Adjusted Consolidated EBITDA				**$24,572**